Exhibit 99.1

Investor News

Oliver Maier

Head of Investor Relations

Fresenius Medical Care

Else-Kröner-Straße 1

61352 Bad Homburg

Germany

T +49 6172 609-2601

F +49 6172 609-2301

oliver.maier@fmc-ag.com

www.freseniusmedicalcare.com

February 25, 2016

Fresenius Medical Care publishes form 20-F for the fiscal year 2015

Bad Homburg, Germany —Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, today announced that it has filed the annual report 2015 under form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is available at the company’s website www.freseniusmedicalcare.com in the “Investors” section as well as at the SEC’s website, www.sec.gov.

A hard copy of Fresenius Medical Care’s annual report on form 20-F including the complete audited financial statements may be obtained from the company free of charge upon request to the company’s Investor Relations department by email at ir@fmc-ag.com.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 2.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,418 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 294,381 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination.

For more information about Fresenius Medical Care, visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.